UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Lilium NV
(Name of Issuer)

Class A Ordinary Shares
(Title of Class of Securities)

N52586109
(CUSIP Number)

September 24, 2021
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. N52586109	13G

1	NAMES OF REPORTING PERSONS
LGT Global Invest Ltd (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
8,808,206

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
8,808,206

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,808,206

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.1%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

FOOTNOTES

(1)	LGT Global Invest Ltd is beneficially owned by H.S.H. Reigning Prince Hans-Adam II. von und zu Liechtenstein.
(2)	The percentages used herein are calculated based on 284,110,059 Class A Ordinary Shares (“Shares”) outstanding as of September 15, 2021.

CUSIP No. N52586109	13G

1	NAMES OF REPORTING PERSONS
Lightrock Growth Fund I S.A., SICAV-RAIF (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,982,558

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,982,558

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,982,558

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.5% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

FOOTNOTES

(1)
Lightrock Growth Fund I S.A., SICAV-RAIF (“Lightrock Growth Fund I”) is owned (over 98% of the Shares) by Financial Investments SPC and Lightrock Evergreen Fund SICAV. Reigning Prince Hans-Adam II. von und zu Liechtenstein is the ultimate beneficial owner of Lightrock Growth Fund I according to local applicable laws of Luxembourg.

(2)	The percentages used herein are calculated based on 284,110,059 Shares outstanding as of September 15, 2021.

CUSIP No. N52586109	13G

1	NAMES OF REPORTING PERSONS
Stiftung Fuerst Liechtenstein III (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,500,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.9% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

FOOTNOTES

(1)	Stiftung Fuerst Liechtenstein III is beneficially owned by H.S.H. Reigning Prince Hans-Adam II. von und zu Liechtenstein.
(2)	The percentages used herein are calculated based on 284,110,059 Shares outstanding as of September 15, 2021.

CUSIP No. N52586109	13G

1	NAMES OF REPORTING PERSONS
H.S.H. Reigning Prince Hans-Adam II. von und zu Liechtenstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
18,290,764

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
18,290,764

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,290,764

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.4%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

FOOTNOTES

(1)	H.S.H. Reigning Prince Hans-Adam II. von und zu Liechtenstein beneficially owns both LGT Global Invest Ltd and Stiftung Fuerst Liechtenstein III.
(2)	The percentages used herein are calculated based on 284,110,059 Shares outstanding as of September 15, 2021.

CUSIP No. N52586109	13G

Item 1	(a).	Name of Issuer:

Lilium NV

Item 1	(b).	Address of Issuer's Principal Executive Offices:

Claude-Dornier Straße 1, Bldg. 335,
D - 82234 Wessling, Germany

Item 2	(a).	Name of Person Filing:

i)	LGT Global Invest Ltd

ii)	Lightrock Growth Fund I S.A., SICAV-RAIF

iii)	Stiftung Fuerst Liechtenstein III

iv)	H.S.H. Reigning Prince Hans-Adam II. von und zu Liechtenstein

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

i)	LGT Global Invest Ltd

Grand Pavilion Commercial Centre
1st Floor, 802 West Bay Road
Grand Cayman KY1-1203
Cayman Islands

ii)	Lightrock Growth Fund I

8, rue Lou Hemmer
L-1748 Senningerberg
Grand Duchy of Luxembourg

iii)	Stiftung Fuerst Liechtenstein III

Bergstrasse 5, 9490
Vaduz, Liechtenstein

iv)	H.S.H. Reigning Prince Hans-Adam II. von und zu Liechtenstein

Fürst-Franz-Josef-Strasse 150, FL-9490
Vaduz, Liechtenstein

Item 2	(c).	Citizenship:

The Netherlands.

Item 2	(d).	Title of Class of Securities:

Class A Ordinary Shares.

Item 2	(e).	CUSIP Number:

N52586109.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

	☒	If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned: 18,290,764

(b)	Percent of class: 6.4%*

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 18,290,764

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 18,290,764

* The percentages used herein are calculated based on 284,110,059 Shares outstanding as of September 15, 2021.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10. Certification.  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LGT GLOBAL INVEST LTD

By:	/s/ Alison Lomax
Name: Alison Lomax
Title: Director

By:	/s/ Darren Stainrod
Name: Darren Stainrod
Title: Director

Date: September 24, 2021

LIGHTROCK GROWTH FUND I S.A., SICAV-RAIF

By:	/s/ Claude Radoux
Name: Claude Radoux
Title: Director

By:	/s/ Robert Schlachter
Name: Robert Schlachter
Title: Director

Date: September 24, 2021

STIFTUNG FUERST LIECHTENSTEIN III

By:	/s/ H.S.H. Reigning Prince Hans-Adam II. von und zu Liechtenstein
Name: H.S.H. Reigning Prince Hans-Adam II. von und zu Liechtenstein
Title: Board Member

By:	/s/ Martin Koba
Name: Martin Koba
Title: Director

Date: September 24, 2021

H.S.H. REIGNING PRINCE HANS-ADAM II. VON UND ZU LIECHTENSTEIN

By:	/s/ H.S.H. Reigning Prince Hans-Adam II. von und zu Liechtenstein
Name: H.S.H. Reigning Prince Hans-Adam II. von und zu Liechtenstein
Title: Director

Date: September 24, 2021